11/1.7

06018873

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Cue Energy Resources

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
DEC 0 1 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34692   FISCAL YEAR 6-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw
DAT : 11/29/06



Cue Energy Resources Limited

CUE ENERGY RESOURCES
ANNUAL REPORT 2006

WHAT'S INSIDE

02	Chairman's Overview
04	Chief Executive Officer's Review
12	Corporate Governance Statement
18	Annual Report Of Directors
24	Directors' Declaration
25	Independence Declaration
26	Financial Information
54	Independent Audit Report
55	Shareholder Information
57	Corporate Directory

Photos courtesy of Santos and Oil Search

JOINT VENTURE INTERESTS



MALAYSIA
IRIAN JAYA

INDONESIA

SAMPANG PSC†

*	Santos	45%
	SPC	40%
	Cue	15%

PAPUA NEW GUINEA

PDL 3

*	Santos	15.921718%
	SHP	40.149650%
	Oil Search	36.35974%
	Cue	5.568892%
	(SE Gobe Unit	3.285651%)
	PRG	2.0%

PPL 190

*	Oil Search	31.278%
	Santos	31.278%
	Murray	26.497%
	Cue	10.947%

PRL 9

*	Santos	42.553%
	Oil Search	42.553%
	Cue	14.894%

PRL 8

*	Oil Search	44.64%
	Mosaic	28.57%
	Gedd	16.07%
	Cue	10.72%

AUSTRALIA

AC/P20

*	Coogee	80%
	Cue	20%

AUSTRALIA

WA389-P

*	Cue	100%

WA359-P

*	Cue	50%
	Exoil	50%

WA360-P

*	Cue	50%
	Gascorp	50%

WA361-P

*	Cue	50%
	Gascorp	50%

AUSTRALIA

T/37P, T/38P

*	Cue	50%
	Exoil	50%

NEW ZEALAND

PMP 38160

*	OMV	69%
	Todd	16%
	Horizon	10%
	Cue	5%

* Operator

† Prior to Indonesian Participation

CHAIRMAN'S OVERVIEW



During the year 2005-2006 Cue experienced a sixth consecutive year of after tax and operating profits. Our before tax profit was A$4.6 million (2004 A$2.8 million) and after tax profit A$2.2 million (2004 A$2.0 million), with sales revenue of A$8.4 million (2004 A$6.0 million) and year end cash reserves of A$30 million (2004 A$25 million).

In Papua New Guinea the South East Gobe oil field provided an increased level of cash flow for the company (2006 A$8,320,209, 2005 A$5,904,582). During the year we sold 96, 774 barrels of oil from the field at an average price of A$87 per barrel.

We did not hedge and therefore fully benefited from the strong increase in oil prices during the year.

Success in the SEG -11 and -12 wells has resulted in an increase in field oil reserves and an increase in the daily oil production rate, which in June 2006 was averaging around 9,000 barrels of oil per day, with our share around 296 barrels of oil per day. Oil production from the field is expected to continue for several more years.

We expect that a wild cat well will be drilled on trend with, and to the south east of, South East Gobe in 2007.

Various initiatives to commercialize PNG gas continued during the year, all of which are positive for the ultimate commercialization of our substantial PNG gas reserves.

In Indonesia the results were mixed, with a substantial gas column penetrated in Wortel -1, which is adjacent to the Oyong platform, an oil resource downgrade announced by the operator for the Jeruk discovery, and two unsuccessful exploration wells.

Follow up appraisal drilling on Wortel is expected in the fourth quarter of 2006.

In January 2006, Cue reduced its interest in the Jeruk field by assigning an interest to Medco Strait Services in return for payment of approximately US$6 million in past Jeruk costs and elimination of 90.9% of the in kind sole risk premium. This substantially reduced our exposure to Jeruk outcomes.

Delays were experienced to the Oyong production barge due to extended contract negotiations. Because of rising barge costs the Indonesian authorities asked that the production vessel be retendered. This process is expected to lead to increased certainty in the timing of start up of oil production which is now expected in the second quarter of 2007.

Oyong oil production is expected to generate average net operating revenue of around A$1.27 million dollars per month in the first year of production.

The gas development phase is expected to start once the production vessel contract is awarded, with first gas production expected in 2008.

It is likely that Wortel gas can be produced through the Oyong facilities.

In New Zealand the Maari oil field development has been approved by the joint venture and by New Zealand authorities, and development of the field is well underway, with contracts being awarded and facilities being constructed. First oil production is expected in the second quarter of 2008, with full production of 35,000 barrels of oil per day, reached in the third quarter 2008. We expect Cue's share to be 1,750 barrels of oil per day and Cue's average net operating income from the field to be around A$2 million per month in the first year of full production.

In Australia Cue operates five exploration permits. Two of these permits are in the Bass Basin adjacent to the Yolla field and three are immediately adjacent to the giant Rankin Trend gas fields and on trend with the large Wheatstone and Pluto gas discoveries. Seismic acquisition in each area is expected in 2007.

A sixth permit was recently awarded to Cue 100% and is adjacent to the northern most Outer Rankin permit.

Cue continues to enhance its operating ability with the addition of technical staff and equipment. We have also built a substantial technical data base and are increasingly able to evaluate exploration and production opportunities.

In June 2006 a share entitlement offer raised A$21 million net of fees. We expect that this funding and the expected increase in net operating revenue will largely fund Cue's ongoing requirement for funds.

In the coming year, development activity will continue on Oyong, Wortel and Maari and we expect that exploration and appraisal drilling will also continue, as well as a substantial seismic acquisition program in our operated blocks.

In summary, Cue is well positioned to experience strong corporate growth with substantially increased revenue in coming years.



Richard Tweedie

Chairman

28 September 2006

CHIEF EXECUTIVE OFFICER'S REVIEW



During the past year Cue continued its focus on our core areas in Papua New Guinea, Indonesia, New Zealand and Australia.

Three additional development wells were drilled in the South East Gobe oil field in Papua New Guinea. While in Indonesia, an appraisal well was drilled on the Jeruk oil discovery. Three exploration wells were also drilled in Indonesia, resulting in the Wortel gas discovery. First oil production from the Oyong field was delayed due to contractual issues and in New Zealand, development of the Maari oil field began.

In Australia, one new offshore exploration permit in the Carnarvon Basin was recently granted and evaluation of our five other Australian offshore exploration permits continued.

PAPUA NEW GUINEA

Production

Cue's share of oil production from the South East Gobe field for the year was 96,744 barrels (2005 91,722) and at the end of the financial year the field was producing at a rate of approximately 9,000 barrels of oil per day, with Cue's net share at that time, being 296 barrels of oil per day.

This is a slight increase in overall net oil production from the field and an increase in the daily oil production rate compared to the previous year. The increase in the daily rate is attributed to additional production from the SEG -11 and SEG -12 wells which extended the field to the south east. The field was shut in during part of May 2006 for scheduled plant maintenance.

In March 2006, the SEG -12 well encountered a 25.8 metre net oil column in the lower Iagifu sandstone reservoir, overlain by a 25.4 metre net gas column in the upper Iagifu standstone reservoir. The well was completed as an oil producer and oil production began in April 2006.

Subsequently, SEG -13 and SEG -14 development wells were drilled on the field extension to the south east. Both wells encountered water in the reservoir and are expected to be completed as water injectors to maintain reservoir pressure and hence enhance oil recovery.

The SEG -11, -12, -13 and -14 wells are expected to extend the South East Gobe field life by several years, with production expected to continue until around 2014.

Oil Search Limited, the operator for the South East Gobe field has estimated field oil reserves as at 31 December 2005 to be;

Million Barrels of Oil (Gross)

	Ultimate Recovery	Cumulative Production to 31 December 2005	Remaining to be Produced
Proved (1P)	40.919	31.742	9.178
Proved & Probable (2P)	43.311		11.569
Proved, Probable & Possible (3P)	51.06		19.318

Recoverable gas volumes are estimated to be 287 billion cubic feet.

Cue's share of 2P remaining to be produced oil reserves was 0.380 million barrels.

Exploration

A drilling location has been defined on the Murray Deep Structure, a subthrust structure immediately to the south east of the Bilip discovery. It is expected that an exploration well will now be drilled on the structure in 2007.

The Papua New Guinea to Queensland gas pipeline project continues to be delayed. However Oil Search and others are seeking alternative means to commercialize Papua New Guinea gas with a range of indigenous initiatives such as petrochemical manufacture and LNG export. Cue's share of gas in gas fields such as Kimu and Barikewa could potentially be used in these projects and would add future value to the company.

Papua New Guinea Location Map



PAPUA NEW GUINEA
AUSTRALIA
PPL 190
PDL 3
PRL 9
PRL 8
Fold Belt
KILOMETRES

South East Gobe Field - Papua New Guinea



Gobe Main Field
South East Gobe Field
Murray Deep

Sampang PSC - Indonesia


Sampang PSC
Surabaya
Wortel
Jeruk
Oyong
Madura Offshore PSC
Madura Strait
Pasuruan
Probolinggo
Grati
KILOMETRES
LEGEND
Location
MALAYSIA
INDONESIA



INDONESIA

Development

The Oyong wellhead platform has been installed and development drilling completed. A moored storage tanker has been installed in the field, but installation of a floating production facility has been delayed due to extended negotiations over the contract for the vessel. Increasing costs for the floating production facility have caused Indonesian authorities to ask that the contract be retendered. The retendering process is expected to be completed in November 2006, and is expected to provide more certainty to a first oil production date, which is now anticipated to be in the second quarter of 2007.

An interim analysis by Santos, the operator for the Oyong field, suggests that recoverable oil volumes for the field are now likely to be in the range 3-6-10 million barrels in low, mid and highside cases and that recoverable gas volumes are likely to be in the range 80-97-103 billion cubic feet in low, mid and highside cases.

Field development is being undertaken in two phases, with the oil development phase being followed by the gas development phase. Gas will be sent by pipeline to Grati where it will be sold to PT Indonesia Power under the terms of an existing gas sales agreement for the entire gas reserves of the field. The initial gas flow rate is expected to be 40 to 60 million cubic feet of gas per day.

Oil production from Oyong is expected to substantially boost Cue's revenue and will assist in financing Cue's share of the cost of the gas development phase.

Appraisal - Jeruk

Jeruk-3 began drilling on the 24th of January 2006. The well was subsequently flow tested at the top of the Kujung limestone reservoir at a stabilized rate of 3,200 barrels of 37.5° API oil per day, through a 1/4 inch choke with a flowing well head pressure of 4,500 psi. The gas oil ratio was 230 cubic feet per barrel. After premature control line failure, the well was again flow tested with similar results.

Two rock cores were cut and the well drilled to a total depth of 5,210 metres measured depth (4,918 metres vertical depth, 4,897 TVDSS), where wire line logs were run.

Oyong Development Concept - Indonesia


Gresik
MADURA
Surabaya
Wellhead Structure
Oyong Gas and Oil Field
Oil Storage Tanker
Production Barge
PGN PIPELINE
60 Km PIPELINE
TRANS JAVA PIPELINE
Grati
Onshore Gas Receiving Facilities
Probolinggo
Leles
EAST JAVA

On 14 July 2006, Santos reported that:

> "Interpretation of pressure data obtained to date infers an oil water contact at approximately 4,760m TVDSS. The height of the known hydrocarbon column in the Jeruk structure is now considered to be approximately 145 metres compared to the originally interpreted 379 metres. This has reduced the most likely contingent resource to less than the 170 mmbbl estimated previously provided to the market in January 2005. This is a complex reservoir and further appraisal will be required to determine whether a common oil water contact exists across the structure."

A subsequent test of the bottom hole section of the well from 4,789 - 4,897 TVDSS, flowed formation water at a rate of up to 6,700 barrels per day through a 28/64 inch choke and confirmed the previously interpreted oil water contact at approximately 4,760 metres TVDSS.

The well was suspended as a potential future oil producer.

The results from Jeruk -3 will be integrated with well and seismic data for the field to assist in determining the most likely resource range and a future appraisal plan. It is expected that any further drilling on the field will be delayed to 2007.

Medco Agreement

In early 2006, Cue entered into an agreement with Medco Strait Services Pte Ltd ("Medco"), a subsidiary of PT Medco Energi Internasional Tbk, to share the costs and revenue in respect of the Jeruk field. This agreement, in conjunction with a Deed of Release, removed 90.9% of the in kind premium due by Cue to Santos (being that portion of the premium due to Medco under the earlier Jeruk participation agreement between Medco and Santos).

The remaining 9.1% of the in kind premium due by Cue to Santos continues in force.

The obligation to pay an in kind premium arose as a result of Cue reinstating its rights following the drilling of two sole risk wells on the Jeruk structure, previously funded solely by Santos and Medco.

In return for Medco foregoing its share of the above premium, Cue transferred a 6.818182% economic interest out of its 15% interest in the Jeruk discovery to Medco.

Cue's Jeruk economic interest reduced to 8.181818% as a result of the transaction with Medco, and could reduce further to 7.36% following participation by the nominated Indonesian company (see below).

The agreements removed the requirement for Cue to forego production to the value of approximately US$50 million out of Cue's share of potential production from Jeruk and allows Cue to participate earlier in any possible cash flow from Jeruk.

In addition, Medco has reimbursed Cue in cash for the Medco proportional share of the past Jeruk expenditures and working capital, equating to approximately US$6 million.

The transaction with Medco and the nominated Indonesian company (see below) have the effect of significantly reducing Cue's exposure to Jeruk outcomes.



Exploration

During the year, the Dukuh -1 and Herbras -1 wells were drilled in the Sampang PSC area. Both wells encountered minor gas shows and were plugged and abandoned.

Wortel -1

Wortel -1 which is located approximately 7Km west of the Oyong oil and gas field, encountered a 141 metre gross gas column over the interval 1,242 - 1,383 metres TVDKB in the same Mundu formation limestone which is the productive reservoir in Oyong. A gas water contact is present at 1,383 metres TVDSS. The reservoir quality is excellent with approximately a 95% net to gross ratio.

The well reached a total depth of 1,464 metres TVDKB and was flowed tested over the interval 1,340 -1,365 metres TVDKB.

The test flowed at a rate of 18.5 million cubic feet per day through a 56/64 inch choke with a flowing pressure of 1,071 psi, with condensate content of 4 to 5 barrels per million cubic feet. The gas has no carbon dioxide or hydrogen sulphide.

The Wortel -2 appraisal well began drilling on 26 September 2006. The close proximity of Wortel to Oyong allows the possibility of developing Wortel gas through the Oyong facilities.

Indonesian Participation

Under the terms of the Sampang PSC (like other Indonesian PSC's), BPMIGAS, the Indonesian government petroleum authority, has the right by itself, or its nominee, to acquire one tenth of the participating interests of each of the participants subject to the reimbursement of all past costs. Petrogas Oyong Jatim, a company associated with the East Java regional government, is the nominee of BPMIGAS and could acquire the interest.

As a result, Cue's participating interest in the PSC could then reduce to 13.5% and in Jeruk to 7.36%. Cue could be reimbursed past costs to date of approximately A$5.3 million upon completion of the proposed transaction. The transaction has not yet been completed.

NEW ZEALAND

Maari Oil Field

PMP 38160 and PEP 38413 contain the Maari field and the nearby Manaia oil discovery, respectively. Cue acquired its interest in the field in March 2005. Maari is situated in 100 metres water depth, approximately 80km from the Taranaki coast and is the largest undeveloped offshore oil field in New Zealand.

Total P_{50} Moki formation recoverable oil volumes in the field are estimated to be approximately 45-50 million barrels. Oil is also present in shallower M2A sands and oil and gas in the deeper Mangahewa Formation. Only the Moki Formation will be initially produced.

The M2A sands will be further appraised by the Moki Formation production wells and could provide upside production in the future. The Manaia discovery requires further appraisal drilling before its ultimate potential can be determined. These appraisal opportunities provide a possible highside to the Maari development with the potential for increased recoverable oil volumes.

The proposed development scheme for Maari is a well head platform which will house the well heads for five horizontal production wells and three water injection wells. The produced hydrocarbons and water will be sent by subsea flow lines to a nearby Floating Production, Storage and Offtake (FPSO) vessel, where the oil, associated gas and produced water will be separated and processed.

Maari Oil Field - New Zealand



5km
Auckland
NEW ZEALAND
Maari
Maari-1
Moki-1
Maari-2
Moki-2A
PMP 38160
PEP 38413
(pending)
Manaia
Maui-4
Water depth approx 100m

First oil production is anticipated in the second quarter of 2008 with an expected oil production rate of approximately 35,000 barrels of oil per day (gross) by September 2008, (Cue's share being 1,750 barrels of oil per day). Oil production is expected to continue for around 10 years in the P_{50} reserve case.

Development Progress

Contracts have been issued to Clough Projects International Pty Ltd, to construct and install the well head platform, to Tanker Pacific Offshore Terminals to supply and operate the FPSO vessel and to Ensco for a jack up drilling vessel. Various other development contractual activities are ongoing.

Development work teams have been mobilized and materials procurement and fabrication are underway. The well head platform is expected to be installed in fourth quarter 2007 with development drilling following, ahead of first oil in second quarter 2008 and full production in third quarter 2008.

Location Carnarvon Basin Permits - Australia


LEGEND
Oil Field
Gas Condensate Field
CLIE Permit
AUSTRALIA
WA-389-P
WA-270-P
WA-216-P R1
WA-359-P
WA-361-P
WA-360-P
WA-269-P
WA-267-P
WA-350-P
Andromeda-1
Glaton-1
Brigadier-1
Gandara-1
Lacerta-1
Mutineer
Exeter
Angel
Talisman
Cossack
Wanaea
Legendre
North Rankin
Goodwyn
Eastbrook-1
Wheatstone
Rankin
Pluto
Malus-1
Echo Yodel
WA-321-P
WA-330-P
WA-323-P
WA-202-P R2
WA-312-P
WA-310-P
W04-9
W03-9

Ashmore Cartier Permit - Australia


WESTERN AUSTRALIA
Sunrise-Troubadour
Evan Shoals
Bayu-Undan
AC/P20
Cash-Maple Field
~200km
~700km
Challis/ Cassini
Crux
Skua
Scott Reef
Ichthys
Brecknock
Gas Field
Pipeline
AC/P20
Scale 200km



AUSTRALIA

Cue operates and has a 50% interest in five exploration permits, two in the Bass Basin, adjacent to the Yolla gas condensate field and three in the Carnarvon Basin, adjacent to the giant Rankin gas fields and on trend with the recent Wheatstone and Pluto gas discoveries that are reported to contain in excess of a trillion cubic feet of recoverable gas.

Cue is planning 2D and 3D seismic acquisition in these permits in 2007, prior to exploration drilling.

New Ventures

In early September, Cue was awarded WA-389-P and has a 100% interest in the permit. WA-389-P is adjacent to and to the north of, Cue's existing Carnarvon Basin permit WA-359-P.

Cue also made offers to purchase an interest in two oil producing properties, one in Australia and one in the North Sea. Both properties were withdrawn from sale by the vendors.

Corporate

In June 2006, Cue made a renounceable pro-rata offer to shareholders of one new share for every four existing shares at an offer price of 22 cents for each new share to raise A$23 million less fees, bringing total shares on issue to 628,239,007.

The offer was unconditionally underwritten by Todd Petroleum Mining Corporation Limited, a company associated with Cue Directors R Tweedie and K Hoolihan.

This resulted in Todd Energy taking up the majority of the offer and hence reaching its current shareholding of 25%.

Bass Basin Permits - Australia


T/37P
T/04-2
T/38P
T/39P
T/04-3
T/04-4
TASMANIA
Devonport
DUKE ENERGY
TASMANIAN GAS PIPELINE
LEGEND

Robert J. Coppin
Chief Executive Officer
28 September 2006

CORPORATE GOVERNANCE STATEMENT

The Directors of Cue Energy Resources Limited recognize the need for high standards of corporate governance and are focused on fulfilling their responsibilities individually and as a board to all of the Company stakeholders. The board supports the guidelines on the "Principles of Good Corporate Governance and Best Practice Recommendations" established by the ASX Corporate Governance Council.



Given the size and structure of the Company, the nature of its business, the stage of its development and the cost of strict and detailed compliance with all of the recommendations the Company has adopted some modified systems, procedures and practices which it considers allow it to meet the principles of good corporate governance.

The Company practices aim for consistency with those of the guidelines and its recommendations. The Company considers that its adopted practices are appropriate to it in this regard. At the end of this Corporate Governance Statement a table is included detailing the recommendations with which the Company does not strictly comply.

The following detail addresses the Company practices in complying with the principles.

Principle 1: Laying Solid Foundations for Management and Oversight

The role of the Board is to lead and oversee the management and direction of the Company.

After appropriate consultation with executive management, the Board:

— defines and sets its business objectives. It subsequently monitors performance and achievements of the Company's objectives;

— oversees the reporting on matters of compliance with corporate policies and laws, takes responsibility for risk management processes and a review of executive management of the Company;

— monitors and approves financial performance and budgets; and

— reports to shareholders.

Principle 2: Structuring the Board to Add Value

Composition of the Board

The ASX Corporate Governance Council recommends that composition of the Board be determined so as to provide a Company with a broad base of industry, business, technical, administrative and corporate skill and experience considered necessary to represent shareholders and fulfill the business objectives of a Company.

The recommendations of best practice are that a majority of the Directors and in particular the chairperson should be independent. An independent Director is one who:

- does not hold an executive position;
- is not a substantial shareholder of the Company or an officer or otherwise associated directly or indirectly with a substantial shareholder of the Company;
- has not within the last 3 years been employed in an executive capacity by the Company or another group member or been a Director after ceasing to hold such employment;
- is not a principal of a professional adviser to the Company or another group member;
- is not a significant supplier or customer of the Company or another group member, or an officer of, or otherwise associated directly or indirectly with a significant supplier or customer;
- has no significant contractual relationship with the Company or any other group member other than as a Director of the Company; and
- is free from any interest and any business or other relationship which could or could reasonably be perceived to materially interfere with the Directors ability to act in the best interests of the Company.

It is considered that a majority of independent Directors is not the optimal composition to add value to your Company. This is due to the size and nature of the Company's business and risk profile of the Company. Corporate Governance practices are in place to support competent and objective operation of the Board and to provide investor assurance in relation to Board decision making.

Nomination of Other Board Members

The Board at least annually reviews its composition to determine if additional core strengths are required to be added to the Board in light of the nature of the Company businesses and its objectives. The Board does not believe that at this point in the Company's development it is necessary to appoint additional Directors.

Independent Advice

Each of the Directors are entitled to seek independent advice at Company expense to assist them to carry out their responsibilities.

Principle 3: Promotion of Ethical and Responsible Decision-Making

Directors, officers, employees and consultants to the Company are required to observe high standards of behaviour and business ethics in conducting business on behalf of the Company and they are required to maintain a reputation of integrity on the part of both the Company and themselves. The Company does not contract with or otherwise engage any person or party where it considers integrity may be compromised.

Directors are required to disclose to the Board actual or potential conflicts of interest that may or might reasonably be thought to exist between the interests of the Director or the interests of any other party in so far as it affects the activities of the Company and to act in accordance with the Corporations Act if conflict cannot be removed or if it persists. That involves taking no part in the decision making process or discussions where that conflict does arise.

Directors are required to make disclosure of any share trading. The Company policy in relation to share trading is that officers are prohibited to trade whilst in possession of unpublished price sensitive information concerning the Company. That is information which a reasonable person would expect to have a material affect on the price or value of the Company shares. An officer must discuss the proposal to acquire or sell shares with the chairman prior to doing so to ensure that there is no price sensitive information of which that officer might not be aware. The undertaking of any trading in shares must be notified to the Company secretary who makes disclosure to ASX.

Principle 4: Safe Guarding Integrity in Financial Reporting

An Audit Committee has been established.

The committee consists of the following:

EG Albers (Chairman)
L Musca
RG Tweedie

The main responsibilities of the Audit Committee are to;

- review the annual financial statements with the Chief Executive Officer, the Chief Financial Officer and the external auditors and make appropriate recommendations to the Board;
- review all regular financial reports to be made to the public prior to their release and make appropriate recommendations to the Board;
- monitor compliance with statutory and Australian and Port Moresby Stock Exchanges requirements for financial reporting;
- review reports from management and external auditors on any significant proposed regulatory, accounting or reporting issues, to assess the potential impact on the Company's financial reporting process.

The Chief Executive Officer and the Chief Financial Officer are required to state in writing that the Company's Financial Reports present a true and fair view in all material respects of the Company's financial condition and operational results in accordance with relevant accounting standards.

The committee is also charged with the responsibilities of recommending to the Board the appointment, removal and remuneration of the external auditors and reviewing the terms of their engagement and the scope and quality of the audit.

An analysis of fees paid to the external auditors, including a breakdown of fees of non audit services, is provided in the notes to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the Board.

Each Board member has access to the external auditors and the auditor has access to each Board member.

Principle 5: Making Timely and Balanced Disclosure

The Public Officer A. Knox, has been nominated as the person responsible for communications with the Australian Stock Exchange (ASX). This role includes responsibility for ensuring compliance with the continuous disclosure requirement in the ASX Listing Rules and overseeing and co-coordinating information disclosure to the ASX, analysts, brokers, shareholders, the media and the public.

All material information concerning the Company, including its financial situation, performance, ownership and governance are posted on the Company web site to ensure all investors have equal and timely access.

Principle 6: Respecting the Rights of Shareholders

The Board recognises its responsibility to ensure that its shareholders are informed of all major developments affecting the Company.

All shareholders receive a copy of the Company's annual report and both the annual and half yearly reports are posted on the Company's web site.

Quarterly reports are prepared in accordance with ASX listing rules. A copy is posted on the Company's web site.

Regular updates on operations are made via ASX releases.

Information on the Company is posted on the Company's website. When analysts are briefed on aspects of the Company's operation, the material used in the presentation is released to the ASX and posted on the Company's website.

The Company website includes the option for shareholders to contact the Company for direct email updates of Company matters.

The external auditor is requested to attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Principle 7: Recognising and Managing Risk

A key element of the policies and procedures is risk management. The policies cover the Company's day-to-day internal operations.

Three key risks for the Company are exploration success; and oil and gas prices and markets.

The issue with exploration is one of balancing the potential rewards with the cost of information and the cost of drilling a dry hole. The Company employs a number of strategies to mitigate its risks including farming out prospects which do not meet its risk profile, and acquiring 3D seismic in order to better define prospects. The Company utilises industry standard software to evaluate prospect economics. Another way in which the Company



reduces its exploration risk is by peer review of prospects both internally and by co-venturers.

The Company is subject to commodity price fluctuation through the sale of crude oil denominated in $US. The Company constantly monitors crude oil price swaps and currency option contracts available to manage its commodity price risk.

The Board is responsible for approval of acquisition and disposal of exploration and development interests. The Board is also responsible for overseeing identification and development of strategies to mitigate price risk, including hedging and also asset protection and potential liabilities via insurance.

The Company has in place internal control processes, and undertakes such modifications as are necessary to ensure reasonable levels of control are maintained.

Authorisation of equity raisings, entering into debt facilities and major capital expenditure or commitments require Board approval. All routine operating expenditures are the responsibility of management in accordance with programmes and budgets approved by the Board.

The Company currently has a staff of six, which does not include an internal audit function. In relation to its responsibilities the Board's consideration includes the following:

- review of internal controls and recommendations of enhancements;
- monitoring of compliance with the Corporations Act 2001, Australian Stock Exchange, Australian Taxation Office and Australian Securities Investments Commission requirements;
- improving the quality of the management and accounting information.

Follow-up and rectification by management of deficiencies or breakdown in controls or procedures.

Principle 8: Encouraging Enhanced Performance

The Board regularly discusses and reviews its performance. The chairperson also discusses with each Director their requirements, performances and aspects of involvement in the Company. The Non-Executive Directors discuss and evaluate the role fulfilled by management individually and together. This is reviewed against the discussed and agreed objectives of the Company and the effectiveness in carrying out those objectives.

Each member of the Board has committed to spending sufficient time to enable them to carry out their duties as a Director of the Company. One third of the Directors retire annually and are free to seek re-election by shareholders.

Principle 9: Remunerate Fairly and Responsibly

A Remuneration and Nomination Committee has been established.

The committee consists of the following:

L Musca (Chairman)
RG Tweedie

The Remuneration and Nomination Committee makes recommendations to the full Board on remuneration packages and other terms of employment and reviews the composition of the Board having regard to the Company's present and future needs.

Remuneration and other terms of employment are reviewed annually by the committee having regard to performance and relevant comparative information. As well as a base salary, remuneration packages include superannuation, termination entitlements, fringe benefits and options.

Remuneration packages are set at levels that are intended to attract and retain high caliber staff and align the interest of the executives with those of the Company shareholders.

Remuneration of Non-Executive Directors is determined by the Board within the maximum amount approved by the shareholders from time to time.

Further information on Directors' and Executives' remuneration is set out in the Directors' Report.

Principle 10: Recognising the Legitimate Interests of Stakeholders

The Company recognises its responsibilities extend beyond shareholders to clients, customers, consumers and regulators. The Company is committed to providing detail, accuracy in that detail and meeting principles of equity and fairness in all of its dealings.

Table of Departures and Explanations (from the Recommendations of the ASX Corporate Governance Council)

	Departure (from Recommendation)	Explanation
2.1	Not all of the Directors satisfy the test of independence. Most Directors have substantial shareholdings in the Company.	Given the nature and size of the Company, its business interests and the stage of development, the board is of the view that there is a broad mix of skills required and that given their experience each of the Directors are aware of and capable of acting in an independent manner and in the best interests of the shareholders.
2.2	The Chairman whilst a Non-Executive Director has a substantial associated shareholding in the Company and does therefore not meet the test of independence.	The Board considers that the chairman is capable of acting independently and is sufficiently experienced to fulfil that role.
3.1	No formal code of conduct has been established as to practices necessary to maintain confidence in the Company integrity or as to reporting and investigating unethical practices.	It is not considered that a code of conduct or reporting guide is yet necessary. The principles are followed.
5.1	No written policy and procedure exists to ensure that compliance with ASX Listing Rules disclosure requirements are met at senior management level.	There are only two senior Executives of the Company and the Board does not consider that a written policy is at this time required. It will be reviewed as the activities of the Company increase.
6.1	The Company has no formally designed or disclosed communication strategy with shareholders.	The Board is conscious of the need to continually keep shareholders and markets advised. The procedures adopted within the Company, although not written, are weighted towards informing shareholders and markets.
7.1 and 7.2	There has been no written implementation of policy on risk oversight and management or for senior management to make statements to the Board concerning those matters.	Given the nature and size of the Company, its business interests and the involvement of all Directors who all have business management skills, it is not considered necessary to establish this practice at this time.
8.1	There has been no formal disclosure of the process for performance evaluation of the Board, committees, individual Directors and key Executives.	Given the size of the Company and the involvement of all four Directors a policy has not to date been required. The Directors continually monitor and discuss performance.
10.1	There has been no disclosure of the code of conduct to deal with compliance for legal or other obligations to legitimate stakeholders.	The business practices adopted by the Board recognise this principle but no formal code has been established.





ANNUAL REPORT OF DIRECTORS

Your Directors present their report on the Company and its controlled entities for the financial year ended 30 June 2006.



[illegible]

The names of Directors of the Company in office at the date of this report and during the year were:

Richard G. Tweedie

Leon Musca

Kenneth Hoolihan

E. Geoffrey Albers

Company Secretary

Andrew Knox

PRINCIPAL ACTIVITIES

The principal activities of the group is petroleum exploration, development and production. There has been no significant changes in the nature of these activities during the year.

Cue Energy Resources Limited ('Cue') is listed on the Australian Stock Exchange and the Port Moresby Stock Exchange. The Company has an American Depositary Receipt (ADR) program sponsored by the Bank of New York.

PRINCIPAL PLACE OF BUSINESS

Level 21
114 William Street
Melbourne 3000
Australia

REGISTERED OFFICE

Level 21
114 William Street
Melbourne 3000
Australia

DIVIDENDS

No dividends were paid to members during the financial year.

2005/2006 RESULTS

Group revenue for the year ended 30 June 2006 was $9,754,631 (2005: $6,539,560).

Group expenses totalled $5,166,281 (2005: $4,815,705) including production expenses and write-offs.

The operating profit before income tax expense for the year was $4,588,350 (2005: $1,723,855). The Group tax expense for the year was $2,421,574 (2005: $764,477). The Group profit after income tax expense was $2,166,776 (2005: $959,378).

REVIEW OF OPERATIONS

Papua New Guinea

Cue's net share of oil production from the SE Gobe field for the year ended was 96,774 barrels.

At the end of the year, the field oil production rate was approximately 9,000 barrels of oil per day (Cue net interest approximately 296 barrels of oil per day).

The SE Gobe -12 and -13 development wells were drilled during the year. The SEG -12 well was completed as an oil producing well and SEG -13 was completed as a water injection well to maintain reservoir pressure and enhance oil recovery from producing wells.

SE Gobe -14 was drilling at year end and subsequent to the end of the year was planned to be completed as a water injection well.

The SE Gobe unit boundary was extended to cover the SEG -14 area and the expected extent of the SE Gobe field to the south east. Unit participation factors were not changed.

Indonesia

Development drilling on the Oyong platform was completed in December 2005. Drilling of the development wells revealed unexpected sealing faults that divide the reservoir into several fault bounded compartments. The southern flank compartments contain only gas, whereas the northern compartments contain both oil and gas.

The floating storage tanker was installed in the field in April 2006, and is ready for production. Continuing contractural negotiations caused delays, resulting in the production barge not being installed in the field.

The re-entry of Jeruk -2, which had began on 29 April 2005, was completed on 14 September 2005. Flow tests were undertaken at the top of the reservoir, where oil was recovered and deeper in the structure, where oil and water were recovered. Three cores were cut to determine rock properties.

In early 2006, Cue entered into an agreement with Medco Strait Services Pte Ltd to transfer a 6.818181% interest in the field to Medco in return for payment of past Jeruk costs paid by Cue and removal of the in kind premium due by Cue to Medco.

Jeruk -3 began drilling on 24 January 2006, and was completed on the 5 August 2006. Flow tests were undertaken at the top of the reservoir where oil was recovered and deeper in the structure where formation water was recovered. Wireline log and flow test information established that the oil column in the field was smaller than previously estimated to be.

The Dukuh -1 exploration well began drilling on 6 April 2006, and was plugged and abandoned on 20 May 2006, after encountering only minor hydrocarbon shows.

The Herbras -1 exploration well began drilling on 24 May 2006, and was plugged and abandoned on 23 June 2006, after encountering only minor hydrocarbon shows.

Australia

During the year, Cue continued analysis of existing technical information for T/37P, T/38P in the offshore Bass Basin and WA-359-P, WA-360-P and WA-361-P in the offshore Carnarvon Basin.

New Zealand

In November 2005, the Maari joint venture approved the Maari oil field development and in December 2005, the New Zealand authorities issued PMP38160 for the development.

In December 2005, an appraisal extension application was submitted for PEP34813 which contains the Manaia oil discovery.



	Year ended 30 June 2006	Year ended 30 June 2005
Net Tangible Assets Per Share – cents	4.3	5.2
Production Volumes Barrels (SE Gobe)	96,774	91,772

Shareholders' Equity & Capital Structure

Total Shareholders' Equity as at 30 June 2006 was $102,771,829 (2005: $78,530,441). At balance date Cue had share capital of $141,477,483 (2005: $119,621,484).

The total number of shares on issue at 30 June 2006 was 628,239,007.

Options and Other Rights of Conversion

Options

As at 30 June 2006, the following options were outstanding:

Unlisted

2,500,000 unlisted options to employees over fully paid shares. Options are exercisable as follows:

No. of Options	Exercise Price (cents)	Expiry Date
1,000,000	35	02/05/07
1,500,000	35	01/06/08

During the year the following employee options expired:

No. of Options	Exercise Price (cents)
1,000,000	30

There were no other rights of conversion and no further options have been issued since the end of the financial year.

ENVIRONMENTAL REGULATION AND PERFORMANCE

The Group holds participating interests in a number of exploration and production titles as detailed in Note 16 to the financial statements. The various authorities granting such licences require the holder to comply with the directions and terms of the grant of the licence.

The economic entity aims to ensure that the highest standard of environmental care is achieved. The Board maintains the responsibility to ensure that the economic entity's environment policies are adhered to and to ensure that the economic entity is aware of and is in compliance with all relevant environmental legislation. There have been no environmental breaches during the 2006 financial year.

There have been no significant known breaches of the Group's licence conditions during the 2006 financial year.

FUTURE DEVELOPMENTS

The particular information required by Section 299(1) (e) of the Corporations Act 2001 has been omitted from the report because the Directors believe that it would result in unreasonable prejudice to the economic entity.

REMUNERATION REPORT

The Board's policy for remuneration of Executives and Directors is included in the Corporate Governance Statement in this Annual Report

2006		Short-Term		Post Employment			Share-Based	
Name	Cash salary and fees $	Cash Bonus $	Non monetary benefits $	Super-annuation $	Retirement benefits $	Share Purchases $	Options $	Total $
Non Executive Directors								
R.G. Tweedie	25,000	-	-	-	-	25,000	-	50,000
E.G. Albers	25,000	-	-	-	-	25,000	-	50,000
K. Hoolihan	25,000	-	-	-	-	25,000	-	50,000
L. Musca	25,000	-	-	-	-	25,000	-	50,000
Total	100,000	-	-	-	-	100,000	-	200,000
Executives								
R.J. Coppin	180,000	-	61,205	60,914	-	-	4,500	306,619
A.M. Knox	180,276	-	47,933	21,060	-	20,000	4,500	273,769
Total	360,276	-	109,138	81,974	-	20,000	9,000	580,388

2005		Short-Term		Post Employment			Share-Based	
Name	Cash salary and fees $	Cash Bonus $	Non monetary benefits $	Super-annuation $	Retirement benefits $	Share Purchases $	Options $	Total $
Non Executive Directors								
R.G. Tweedie	25,000	-	-	-	-	25,000	-	50,000
E.G. Albers	-	-	-	-	-	50,000	-	50,000
K. Hoolihan	25,000	-	-	-	-	25,000	-	50,000
L. Musca	25,000	-	-	-	-	25,000	-	50,000
Total	75,000	-	-	-	-	125,000	-	200,000
Executives								
R.J. Coppin	180,000	-	42,724	50,424	-	-	69,500	342,648
A.M. Knox	181,776	-	37,254	18,810	-	-	69,500	307,340
Total	361,776	-	79,978	69,234	-	-	139,000	649,988

A.M. Knox is a Director of all the subsidiaries and an Executive of the parent company.

R.J. Coppin is a Director of Cue Energy Holdings Ltd and an Executive of the parent company.

No Directors, or Executives, were under contract at 30 June 2006.

Remuneration of Directors and Executives is based on recommendations by the Remuneration and Nomination Committee and is not based directly on the performance of the Company. The Board considers a remuneration policy based on short-term returns may not be beneficial to the long-term creation of wealth by the Company to shareholders. However, the Board is conscious of its responsibility for the performance of the Company. Directors and Executives are encouraged to hold shares in the Company to align their interests with those of shareholders. Options issued have been valued using the Black Scholes method and are not based on Company performance.

No remuneration or other benefits are paid by the subsidiaries.

DIRECTORS MEETINGS

The following table sets out the number of meetings of the Board of Directors held during the year and the number of meetings attended by each Director.

	Board		Audit Committee		Remuneration and Nomination Committee	
	Held	**Attended**	**Held**	**Attended**	**Held**	**Attended**
Richard G. Tweedie	14	14	2	2	n/a	n/a
Leon Musca	14	14	2	2	2	2
Kenneth Hoolihan	14	12	n/a	n/a	n/a	n/a
E. Geoffrey Albers	14	11	2	2	2	2

INFORMATION ON DIRECTORS

Director	Qualifications and Experience	Special Responsibilities	Particulars of Directors' Interests in Shares of Cue Energy Resources Limited
R.G. Tweedie (60 years)	LL.B Director of Todd Petroleum Mining Company Limited Appointed: 04/09/1987 Director of Cue Energy Resources Limited Appointed 16/07/2001	Chairman of Board of Directors Member of Remuneration and Nomination Committee Member of Audit Committee	^159,491,465
E.G. Albers (62 years)	LL.B, FAICD Director of Octanex NL Appointed 02/10/1984 Director of Moby Oil & Gas Limited Appointed 12/10/2003 Director of Bass Strait Oil Company Limited Appointed 09/04/1981 Director of Cue Energy Resources Limited Appointed 14/08/2001	Non-Executive Director Chairman of Audit Committee	^43,427,753
K. Hoolihan (54 years)	MSc (Hons) Director of Cue Energy Resources Limited Appointed 16/07/2001	Non-Executive Director	^158,967,011
L. Musca (63 years)	LL.B Barrister and Solicitor Director of Cue Energy Holdings Ltd Appointed 16/03/2000 Director of Cue Energy Resources Limited Appointed 17/11/1999	Independent Non-Executive Director Chairman of Remuneration and Nomination Committee Member of Audit Committee	^12,146,909

Company Secretary

A. Knox	B.Com, CA, CPA, FAICD Director of all subsidiaries	Chief Financial Officer Public Officer

^ Includes shares held by Director related parties.

No shares in subsidiary companies are held by the Directors and no remuneration or other benefits were paid or are due and payable by subsidiary companies.



DIRECTORS SAVINGS PLAN

Pursuant to the Directors Savings Plan Directors are required to purchase through an appointed trustee, Cue Energy Resources Limited shares on market for a minimum of 50% of respective Directors fees.

AUDITOR

In accordance with the provisions of the Corporations Act 2001 the Company's auditor, PKF Chartered Accountants, continues in office.

Non-audit services

The Company may decide to employ the auditor on assignments additional to its statutory audit duties where the auditor's expertise and experience with the Company are important.

The Board of Directors has considered the position and is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001.

The Directors are satisfied that the provision of non-audit services by the auditor as set out below, did not compromise the audit independence requirement of the Corporations Act 2001 for the following reasons:

- All non-audit services have been reviewed by the Board to ensure they do not impact the impartiality and objectivity of the auditor.
- None of the services undermine the general principle relating to the auditor independence as set out in Professional Standard F1, including reviewing or auditing the auditor's own work, acting in a management or a decision making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and reward.

A copy of the auditor's independence declaration as required under section 307C of the Corporations Act 2001, is set out on page 16.

Audit Services	$
Audit and review of financial reports	54,000

Non-Audit Services	
Tax compliance services including review of tax effect accounting, compilation of tax return and tax advice re tax losses	8,133
Total	62,133

DIRECTORS' INSURANCE

In accordance with commercial practice, the insurance policy prohibits disclosure of the terms of the policy, including the nature of the liability insured against and the amount of the premium.

INFORMATION USED BY DIRECTORS

There were no notices from Directors of the Group or Parent Company requesting to use Company information received in their capacity as Directors which would not otherwise have been available to them.

EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the end of the financial year:

i) the Indonesian authorities required that the Oyong production vessel contract be re-tendered;

ii) the Company has been awarded a 100% interest in WA-389-P in the northern Carnarvon Basin, Western Australia;

iii) the Wortel 1 exploration well was drilled in the Sampang PSC Indonesia, 7km to the west of Oyong. The well encountered a 141m gross gas column.

Apart from these events, the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

On behalf of the Board

R Tweedie
Chairman

Dated in Melbourne on this 28th day of September 2006 and signed in accordance with a resolution of the Directors.

DIRECTORS' DECLARATION



In the opinion of the Directors of Cue Energy Resources Limited:

a) the accompanying financial statements and notes, and the remuneration disclosures that are contained in the Remuneration Report section of the Directors' Report, are in accordance with the Corporations Act 2001, comply with the accounting standards and give a true and fair view of the Company's and the consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date;

b) at the date of this declaration there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

c) the Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by Section 295A.

Signed in accordance with a resolution of the Directors.

R Tweedie
Chairman

Dated in Melbourne this 28th day of September 2006.

INDEPENDENCE DECLARATION

PKF

Chartered Accountants
& Business Advisers

28 September 2006

The Directors
Cue Energy Resources Limited
Level 21
114 William Street
MELBOURNE VIC 3000

Dear Directors

INDEPENDENCE DECLARATION

As lead audit partner for the audit of the financial report of Cue Energy Resources Ltd for the financial year ended 30 June 2006 and in accordance with section 307C of the Corporations Act 2001, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(a) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(b) any applicable code of professional conduct in relation to the audit.

Yours faithfully
PKF

M L Port
Partner

Tel +61 3 9603 1700 | Fax +61 3 9602 3870 | www.pkf.com.au
Victorian Partnership | ABN 56 527 914 493
Level 11, CGU Tower | 485 La Trobe Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001

FINANCIAL INFORMATION



INCOME STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		PARENT	
		2006	**2005**	**2006**	**2005**
	NOTE	**$**	**$**	**$**	**$**
Revenue	2	9,754,631	6,539,560	4,199,959	2,958,937
Operating Expenses	3	(5,166,281)	(4,815,705)	(1,918,332)	(1,897,848)
Operating profit/(loss) before income tax		**4,588,350**	**1,723,855**	**2,281,627**	**1,061,089**
Income tax expense	5	(2,421,574)	(764,477)	-	-
Net profit/(loss) attributable to parent shareholders		**2,166,776**	**959,378**	**2,281,627**	**1,061,089**
Basic earnings per share	20	0.0041	0.0029		
Diluted earnings per share	20	0.0041	0.0029		

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

BALANCE SHEET AS AT 30 JUNE 2006

		CONSOLIDATED		PARENT	
		2006	2005	2006	2005
	NOTE	$	$	$	$
CURRENT ASSETS					
Cash and cash equivalents		29,902,659	25,036,031	29,902,659	25,036,031
Receivables	7	1,069,041	389,863	106,300	83,499
Total Current Assets		**30,971,700**	**25,425,894**	**30,008,959**	**25,119,530**
NON CURRENT ASSETS					
Receivables	7	-	-	3,981,589	5,590,325
Property, plant and equipment	8	84,451	19,267	84,451	19,267
Other financial assets	9	582,038	357,117	65,698,463	44,808,207
Exploration and evaluation expenditure	12	75,397,867	51,535,439	-	-
Production properties	13	4,625,760	4,760,315	-	-
Total Non Current Assets		**80,690,116**	**56,672,138**	**69,764,503**	**50,417,799**
Total Assets		**111,661,816**	**82,098,032**	**99,773,462**	**75,537,329**
CURRENT LIABILITIES					
Payables	14	7,202,938	3,031,213	1,074,959	1,230,376
Tax liabilities	5	1,294,644	22,568	-	-
Provisions	15	220,245	184,934	220,245	184,934
Total Current Liabilities		**8,717,827**	**3,238,715**	**1,295,204**	**1,415,310**
NON CURRENT LIABILITIES					
Deferred tax liabilities	5	172,160	328,876	-	-
Total Non Current Liabilities		**172,160**	**328,876**	**-**	**-**
Total Liabilities		**8,889,987**	**3,567,591**	**1,295,204**	**1,415,310**
NET ASSETS		**102,771,829**	**78,530,441**	**98,478,258**	**74,122,019**
EQUITY					
Issued capital	6	141,477,483	119,621,484	141,477,483	119,621,484
Reserves	6	372,741	154,128	372,741	154,128
Accumulated losses	6	(39,078,395)	(41,245,171)	(43,371,966)	(45,653,593)
Total Equity		**102,771,829**	**78,530,441**	**98,478,258**	**74,122,019**

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.



STATEMENT OF CHANGES IN EQUITY FOR THE YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		PARENT	
		2006	2005	2006	2005
	NOTE	$	$	$	$
TOTAL EQUITY AT THE BEGINNING OF THE YEAR		78,530,441	34,133,596	74,122,019	29,623,463
Profit for the year		2,166,776	959,378	2,281,627	1,061,089
Total recognised income and expense for the period					
Attributable to:					
Members of the parent		2,166,776	959,378	2,281,627	1,061,089
Increase in:					
Asset Revaluation Reserve arising from increase / (decrease) in market value of available-for-sale investments		218,613	(25,487)	218,613	(25,487)
Total changes in equity other than those resulting from transactions with equity holders as equity holders		2,385,389	933,891	2,500,240	1,035,602
Transactions with equity holders in their capacity as equity holders					
Issue of shares		23,035,430	45,692,750	23,035,430	45,692,750
Cost of options		13,500	139,000	13,500	139,000
Capital raising costs		(1,192,931)	(2,368,796)	(1,192,931)	(2,368,796)
TOTAL EQUITY AT THE END OF THE YEAR		102,771,829	78,530,441	98,478,258	74,122,019

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.



CASH FLOW STATEMENT FOR THE YEAR ENDED 30 JUNE 2006

		CONSOLIDATED		PARENT	
		2006	2005	2006	2005
	NOTE	$	$	$	$
CASH FLOWS FROM (TO) OPERATING ACTIVITIES					
Production income		8,320,209	5,904,582	-	-
Interest received		764,234	455,465	764,234	455,465
Payments to employees and other suppliers		(3,216,567)	(1,965,772)	(1,761,907)	(1,404,676)
Income tax paid		(1,306,215)	(774,663)	-	-
Royalties paid		(153,125)	(88,299)	-	-
Net cash from (to) operating activities	**24 (a)**	**4,408,536**	**3,531,313**	**(997,673)**	**(949,211)**
CASH FLOWS FROM (TO) INVESTING ACTIVITIES					
Refund of exploration expenditure		8,743,015	-	-	-
Payments for exploration expenditure		(29,103,867)	(24,975,511)	-	-
Payment for office equipment		(81,424)	(2,851)	(81,424)	(2,851)
Payments for production property		(1,359,806)	(881,815)	-	-
Loans from subsidiaries		-	-	-	595,095
Loans to subsidiaries		-	-	(16,215,150)	(21,971,897)
Repayment of loans from subsidiaries		-	-	(99,299)	-
Net cash from (to) investing activities		**(21,802,082)**	**(25,860,177)**	**(16,395,873)**	**(21,379,653)**
CASH FLOWS FROM (TO) FINANCING ACTIVITIES					
Increase in share capital		23,035,430	45,692,750	23,035,430	45,692,750
Transaction costs relating to share issues		(1,217,931)	(2,368,796)	(1,217,931)	(2,368,796)
Performance bond released		-	68,181	-	68,181
Net cash from (to) financing activities		**21,817,499**	**43,392,135**	**21,817,499**	**43,392,135**
NET INCREASE IN CASH HELD		4,423,953	21,063,271	4,423,953	21,063,271
Opening Cash Brought Forward		25,036,031	4,215,899	25,036,031	4,215,899
Effect of exchange rate change on foreign currency balances held at the beginning of the year		442,675	(243,139)	442,675	(243,139)
Cash at the End of the Financial Year	**24(b)**	**29,902,659**	**25,036,031**	**29,902,659**	**25,036,031**

The accompanying notes form part of and are to be read in conjunction with these Financial Statements.

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cue Energy Resources Limited is incorporated and domiciled in Australia. The financial report was authorised for issue by the Directors on the date the Directors' Declaration was signed.

Operations and principal activities

Operations comprise petroleum exploration, development and production activities.

Statement of compliance

The financial report is a general purpose financial report presented in Australian dollars which has been prepared in accordance with Australian Accounting Standards, Urgent Issues Group Interpretations adopted by the Australian Accounting Standards Board ("AASB") and the Corporations Act 2001. International Financial Reporting Standards ("IFRSs") form the basis of Australian Accounting Standards adopted by the AASB, and for the purpose of this report are called Australian equivalents to IFRS ("AIFRS") to distinguish from previous Australian GAAP. The financial reports of the consolidated entity and the Company also comply with IFRSs and interpretations adopted by the International Accounting Standards Board.

This is the consolidated entity's first financial report prepared in accordance with Australian Accounting Standards, being AIFRS and AASB 1 *First time adoption of AIFRS* has been applied. An explanation of how the transition to AIFRS has affected the reported financial position, financial performance and cash flows of the consolidated entity and the Company is provided in Note 25.

The accounting policies set out below have been applied consistently to all periods presented in this report.

Basis of preparation

The financial report has been prepared on a going concern and the historical cost basis except for shares held in listed companies, which are recognised at fair value.

Fair values means the amount for which an asset could be exchanged, or liability settled, between knowledgeable, willing partners in an arm's length transaction.

The preparation of a financial report in conformity with Australian Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. These accounting policies have been consistently applied by each entity in the consolidated entity.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Revenue

Revenue from the sale of oil and gas is recognised in the income statement when the significant risk and rewards of ownership have been transferred to the buyer.

Interest revenue is recognised using the effective interest method. It includes the amortisation of any discount or premium.

New and Revised Accounting Standards and Interpretations

The consolidated entity has adopted all of the new and revised Accounting Standards and Interpretations issued by the AASB that are relevant to its operations and effective for annual reporting periods beginning on 1 July 2005.

The Directors have given due consideration to new and revised standards and interpretations issued by the AASB that are not yet effective and do not believe they will have any material financial impact on the financial statements of the Company or the Consolidated entity.

Principles of consolidation

The consolidated financial report combines the financial statements of Cue Energy Resources Limited (parent entity) and all of its subsidiaries, and include the results of associates using the equity method (where material) in accordance with paragraph Aus 9.1 of AASB 127 "Consolidated and Separate Financial Statements".

Subsidiaries are entities that are controlled, either directly or indirectly by the parent. Associates are entities in which the parent, either directly or indirectly has a significant but not controlling interest.

All transactions between subsidiaries or between the parent and subsidiaries are eliminated on consolidation.

The results of subsidiaries or associates acquired or disposed of during the year are included in the consolidated income statement from the date of acquisition or up to the date of disposal.



1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont)

Exploration and evaluation project expenditure

Costs incurred during the exploration, evaluation and development stages of specific areas of interest are accumulated. Such expenditure comprises net direct costs and an appropriate portion of related overhead expenditure, but does not include general overheads or administrative expenditure not having a specific nexus with a particular area of interest.

Expenditure is only carried forward as an asset where it is expected to be fully recouped through the successful development of the area, or where activities to date have not yet reached a stage to allow adequate assessment regarding existence of economically recoverable reserves, and active and significant operations in relation to the area are continuing. Ultimate recoupment of costs is dependent on successful development and commercial exploitation, or alternatively, sale of respective areas.

Costs are written off as soon as an area has been abandoned or considered to be non-commercial.

No amortisation is provided in respect of projects in the exploration, evaluation and development stages until they are reclassified as production properties.

Restoration costs recognised in respect of areas of interest in the exploration and evaluation stage are carried forward as exploration, evaluation and development expenditure.

Impairment

The carrying amounts of the consolidated entity's assets, are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indications exists, the asset's recoverable amount is estimated.

An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds the recoverable amount. Impairment losses are recognised in the income statement, unless an asset has previously been revalued, in which case the impairment loss is recognised as a reversal to the extent of that previous revaluation with any excess recognised through profit or loss.

Impairment losses recognised in respect of cash-generating units are allocated to reduce the carrying amount of the assets in the unit (group of units) on a pro rata basis.

Calculation of recoverable amount

The recoverable amount of the consolidated entity's investments in held-to-maturity securities and receivables carried at amortised cost is calculated as the present value of estimated future cash flows, discounted to their present value.

The recoverable amount of other assets is the greater of their net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the assets belongs.

Reversals of Impairment

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of deprecation or amortisation, if no impairment loss had been recognised.

Production properties

Production properties represent the accumulation of all exploration, evaluation, development and acquisition costs in relation to areas of interest in which production licences have been granted.

Amortisation of costs is provided on the unit-of-production basis, separate calculations being made for each resource. The unit-of-production basis results in an amortisation charge proportional to the depletion of economically recoverable reserves (comprising both proven and probable reserves).

Amounts (including subsidies) received during the exploration, evaluation, development or construction phases which are in the nature of reimbursement or recoupment of previously incurred costs are offset against such costs.

Property, plant and equipment

Class of Fixed Asset	Depreciation Rate
Plant and equipment	5-33%

All property, plant and equipment are initially recorded at cost. Depreciation is calculated on a diminishing value basis so as to allocate the cost of each item of equipment over its expected economic life. The economic life of equipment has due regard to physical life limitations and to present assessments of economic recovery. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessment for major items. Gains and losses on disposal of property, plant and equipment are taken into account in determining the operating results for the year.

Cash

For purposes of the cash flow statement, cash includes deposits at call which are readily convertible to cash on hand and which are used in the cash management function on a day-to-day basis, net of outstanding bank overdrafts.

Receivables

Trade accounts receivable, amounts due from related parties and other receivables represent the principal amounts due at balance date plus accrued interest and less, where applicable, any unearned income and allowance for doubtful accounts.

Payables

Payables represent the principal amounts outstanding at balance date plus, where applicable, any accrued interest. Trade payables are normally paid within 30 days.

Employee benefits

The following liabilities arising in respect of employees benefits are measured at their nominal amounts:

- wages and salaries and annual leave expected to be settled within twelve months of the reporting date; and
- other employee benefits expected to be settled within twelve months of the reporting date.

All other employee benefit liabilities expected to be settled more than 12 months after the reporting date are measured at the present value of the estimated future cash outflows in respect of services provided up to the reporting date. Liabilities are determined after taking into consideration estimated future increase in wages and salaries and past experience regarding staff departures. Related on-costs are included.

Joint ventures

When a member of the group participates in a joint venture arrangement, the member recognises its proportionate interest in the individual assets, liabilities, revenue and expenses of the joint venture. The liabilities recognised include its share of those for which it is jointly liable.

Details of major joint venture interests are set out in Notes 12 and 16.

Income Tax

Income taxes are accounted for using the comprehensive balance sheet liability method whereby:

- the tax consequences of recovering (settling) all assets (liabilities) are reflected in the financial statements;
- current and deferred tax is recognised as income or expense except to the extent that the tax relates to equity items or to a business combination;
- a deferred tax asset is recognised to the extent that it is probable that future taxable profit will be available to realise the asset;
- deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability settled.

Investments

Investments in subsidiaries and associates are recorded at the lower of cost or Directors' valuation calculated on an individual basis. Where in the opinion of the Directors there has been a permanent diminution in the value of investments, this has been recognised in the current period. Other investments are classified as available-for-sale and are stated at fair market value. A gain or loss arising from a change in the fair value of an available-for-sale financial asset is recognised directy in equity, through the statement of changes in equity (except for impairment losses and foreign exchange gains and losses) until the financial asset is derecognised at which time the cumulative gain or loss previously recognised in equity is recognised in profit or loss. Advances to subsidiaries and associates are recorded at estimated realisable value.

Translation of Foreign Currency Transactions

Transactions in foreign currencies on initial recognition in the functional currency are recorded by applying to the foreign currency amount the spot exchange rate at the date of the transaction.

At each balance sheet date:

(a) foreign currency monetary items are reported using the closing rate; and

(b) non-monetary items which are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Financial Instruments

Financial instruments carried on the Balance Sheet include cash and cash equivalents, receivables, investments and payables. These instruments are, generally, carried at their estimated fair value. The particular recognition methods adopted are disclosed in the individual policy statements associated with each item.

Full disclosure of information about financial instruments to which the Group is a party is provided in Note 19.

Equity

Share Issue Costs

Costs associated with the issue of shares are recognised as a reduction of the amount collected per share.

Equity-based compensation benefits

Details of equity-based compensation arrangements are set out in Note 22.

Transactions with directors and employees are measured by reference to the fair value at grant date of the equity instrument granted.

2 - REVENUE

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$	$	$	$
Operating Revenue				
Continuing activities				
Production income	8,396,121	6,010,137	-	-
Management fees	122,943	-	2,432,943	630,000
Net foreign currency gain	492,874	-	492,874	-
Non-Operating Revenue				
Continuing activities				
Dividend income	-	-	-	1,282,051
Interest income	742,693	529,423	1,274,142	1,046,886
Total Revenue	9,754,631	6,539,560	4,199,959	2,958,937

3 - EXPENSES

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$	$	$	$
Operating Expenses				
Continuing activities				
Net foreign currency losses	-	243,139	-	243,139
Depreciation	16,240	7,791	16,240	7,791
Employee expenses (net of superannuation)	881,110	765,604	881,110	765,604
Superannuation contribution expense	117,600	74,447	117,600	74,447
Production costs	1,753,588	736,928	-	-
Administrative expenses	569,292	630,120	569,292	630,120
Operating lease expense	52,548	33,923	52,548	33,923
Amortisation production properties	1,494,361	2,180,929	-	-
Exploration and evaluation costs written off	262,850	125,312	262,850	125,312
Write (up)/down of the carrying value of investments	18,692	17,512	18,692	17,512
Total Expenses	5,166,281	4,815,705	1,918,332	1,897,848



	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$	$	$	$

4 - AUDITORS REMUNERATION

Amounts paid or due and payable to the auditors for:				
Audit or review of the financial reports:				
- Parent company auditor	54,000	37,500	54,000	37,500
Other Services:				
- Parent company auditor (tax compliance)	8,133	5,500	8,133	5,500
	62,133	43,000	62,133	43,000

5 - TAXATION

Operating Profit/(Loss) before tax	4,588,350	1,723,855	2,281,627	1,061,089
Income tax at current rate 30%	1,376,505	517,157	684,488	318,327
Tax effect of:				
Tax on foreign income due to different tax rate	968,630	305,791	-	-
Expenditure not deductible for tax	4,050	41,700	4,050	41,700
Allowable mining deductions	(91,508)	(294,998)	-	-
Losses carried forward	377,601	336,955	-	-
Recognition of losses not previously brought to account	-	-	(474,834)	(217,899)
Equity cost deductions	(213,704)	(142,128)	(213,704)	(142,128)
Income tax expense	2,421,574	764,477	-	-
Current tax liability	1,294,644	22,568	-	-
Provision for deferred income tax	172,160	328,876	-	-
The deferred tax asset in respect of tax losses has not been accounted for as an asset in the financial statements as the realisation of the benefit is not probable.				
The potential deferred tax asset (at 30%) (2005: 30%) not recognised is as follows:	3,029,333	2,651,732	1,969,449	2,444,283

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$	$	$	$
6 - EQUITY				
(a) Issued and paid up 628,239,007 (2005: 523,532,506) ordinary fully paid shares	141,477,483	119,621,484	141,477,483	119,621,484
At the beginning of the reporting period	119,621,484	76,158,530	119,621,484	76,158,530
Shares and options issued during the year				
25/11/04 250,000 @ 10 cents	-	25,000	-	25,000
21/12/04 40,000,000 @ 25 cents	-	10,000,000	-	10,000,000
14/01/05 250,000 @ 10 cents	-	25,000	-	25,000
11/02/05 60,000,000 @ 30 cents	-	18,000,000	-	18,000,000
29/04/05 500,000 @ 8 cents	-	40,000	-	40,000
29/04/05 500,000 @ 10 cents	-	50,000	-	50,000
02/05/05 1,000,000 options granted @ 30 cents	-	69,500	-	69,500
02/05/05 1,000,000 options granted @ 35 cents	-	69,500	-	69,500
31/05/05 500,000 @ 12 cents	-	60,000	-	60,000
31/05/05 500,000 @ 15 cents	-	75,000	-	75,000
30/06/05 87,088,751 @ 20 cents	-	17,417,750	-	17,417,750
01/06/06 1,500,000 options granted @ 35 cents (i)	13,500	-	13,500	-
30/06/06 104,706,501 @ 22 cents (ii)	23,035,430	-	23,035,430	-
Transaction costs, relating to share issues	(1,192,931)	(2,368,796)	(1,192,931)	(2,368,796)
Closing balance	141,477,483	119,621,484	141,477,483	119,621,484

i) Grant of 500,000 options each to employees R Coppin, A Knox and C Kernick.

ii) Renounceable pro-rata entitlement offer to fund drilling and development costs.

(b) As at 30 June 2006 the following Unlisted options were outstanding:

2,500,000 Unlisted options to employees, over fully paid shares. Options are exercisable as follows:

No. of Options	Exercise Price (cents)	Grant Date	Expiry Date
1,000,000	35	02/05/05	02/05/07
1,500,000	35	01/06/06	01/06/08

There are no further conditions attached to the options.

During the year 1,000,000 options to employees lapsed.



	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$	$	$	$

6 - EQUITY (Cont)

(c) Reserves				
Asset Revaluation Reserve balance at beginning of the year	154,128	179,615	154,128	179,615
Increase in market value of available-for-sale investments	218,613	(25,487)	218,613	(25,487)
Balance at end of year	372,741	154,128	372,741	154,128
(d) Accumulated losses				
Balance at beginning of the year	(41,245,171)	(42,204,549)	(45,653,593)	(46,714,682)
Net profit after tax	2,166,776	959,378	2,281,627	1,061,089
Balance at end of the year	(39,078,395)	(41,245,171)	(43,371,966)	(45,653,593)

7 - RECEIVABLES

Current				
Trade debtors and other debtors	1,069,041	389,863	106,300	83,499
	1,069,041	389,863	106,300	83,499
Non Current				
Advances to subsidiaries	-	-	3,981,589	5,590,325
	-	-	3,981,589	5,590,325

The Directors consider the carrying value of receivables reflect their fair values.

8 - PROPERTY, PLANT AND EQUIPMENT

Office and computer equipment				
Cost	145,380	116,201	145,380	116,201
Accumulated depreciation	(60,929)	(96,934)	(60,929)	(96,934)
	84,451	19,267	84,451	19,267

Reconciliation of the carrying amounts of each class of property plant and equipment at the beginning and end of the current financial year are set out below.

Balance at beginning of year	19,267	24,207	19,267	24,207
Additions	81,424	2,851	81,424	2,851
Disposals	-	-	-	-
Depreciation expense	(16,240)	(7,791)	(16,240)	(7,791)
	84,451	19,267	84,451	19,267



	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$	$	$	$
9 - OTHER FINANCIAL ASSETS				
Non Current				
Shares in other companies (refer Note 10)	582,038	357,117	582,038	357,117
Shares in subsidiaries (refer Note 11)	-	-	585,278	585,278
Advances to subsidiaries	-	-	86,911,883	66,246,548
Less allowance for impairment	-	-	(22,380,736)	(22,380,736)
	582,038	357,117	65,698,463	44,808,207

10 - SHARES IN OTHER COMPANIES

	2006	2005	2006	2005
Non Current				
Shares held in companies listed on stock exchange	582,038	357,117	582,038	357,117
Fair and market value of exchange listed shares				
Based on quoted price at balance date	582,038	357,117	582,038	357,117

11 - SHARES IN SUBSIDIARIES AND ASSOCIATES AT BALANCE DATE

	PARENT				
	2006 $	2005 $	Interest Held	Country of Incorporation	Principal Activity
Subsidiary Companies					
Cue PNG Oil Company Pty Ltd	1	1	100%	Australia	Petroleum production and exploration
Cue Energy Holdings Ltd	1	1	100%	Australia	Administration
Cue Energy Indonesia Pty Ltd	1	1	100%	Australia	Petroleum production and exploration
Cue (Ashmore Cartier) Pty Ltd	2	2	100%	Australia	Petroleum exploration
Cue Sampang Pty Ltd	1	1	100%	Australia	Petroleum exploration
Cue Taranaki Pty Ltd	1	1	100%	Australia	Petroleum exploration
Toro Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Omati Oil Pty Ltd	1	1	100%	Australia	Petroleum exploration
Galveston Mining Corporation Pty Ltd	1,286,678	1,286,678	100%	Australia	Petroleum exploration
Less accumulated impairment losses	(1,286,678)	(1,286,678)			
	-	-			
Cue Exploration Pty Ltd	1,929,077	1,929,077	100%	Australia	Petroleum exploration
Less accumulated impairment losses	(1,343,808)	(1,343,808)			
	585,269	585,269			
	585,278	585,278			
Associated Company					
Eureka Resources NL	75,097	75,097	50%	Australia	Mineral exploration
Less accumulated impairment losses	(75,097)	(75,097)			
	-	-			

All companies in the Group have a 30 June balance date. No changes have occurred in ownership percentage interest during the year.

Equity accounting for the associated Company has not been applied, as the amounts involved are immaterial.

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$	$	$	$
12 - EXPLORATION AND EVALUATION EXPENDITURE				
Costs carried forward in respect of areas of interest in exploration and evaluation phase	51,535,439	23,895,474	-	-
Expenditure incurred during the year	32,868,293	27,765,277	262,850	125,312
Expenditure written off during the year	(262,850)	(125,312)	(262,850)	(125,312)
Expenditure refunded during the year (1)	(8,743,015)	-	-	-
Closing balance	75,397,867	51,535,439	-	-

1) In early 2006, Cue entered into an agreement with Medco Strait Services Pte Ltd ("Medco"). The agreement resulted in Medco reimbursing Cue in cash for the Medco proportional share of the past Jeruk expenditure and working capital.

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	PARENT 2006 $	PARENT 2005 $
Accumulated costs incurred on current areas of interest net of amounts written off -				
- Sampang PSC	60,933,075	39,393,218	-	-
- PNG PRL 9	569,244	568,021	-	-
- PNG PPL 190	3,802,790	3,743,597	-	-
- PNG PDL 3 (non unitized)	223,996	223,996	-	-
- PNG PRL 8	961,984	910,814	-	-
- Carnarvon Basin EP363	49,820	49,820	-	-
- WA-359-P	51,867	20,150	-	-
- WA-360-P	55,120	20,150	-	-
- WA-361-P	52,762	20,150	-	-
- T/37P	102,526	14,549	-	-
- T/38P	133,501	14,549	-	-
- PMP 38160	8,445,374	6,556,425	-	-
- AC/P20	15,808	-	-	-
Net accumulated exploration and evaluation expenditure	75,397,867	51,535,439	-	-



	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	PARENT 2006 $	PARENT 2005 $

13 - PRODUCTION PROPERTIES

Costs carried forward in respect of areas of interest in production phase	4,760,315	6,059,429	-	-
Expenditure incurred during the year	1,359,806	881,815	-	-
Amortisation	(1,494,361)	(2,180,929)	-	-
Closing balance	4,625,760	4,760,315	-	-
Net accumulated costs incurred on areas of interest				
- PNG PDL 3 (unitized)	4,625,760	4,760,315	-	-

14 - PAYABLES

Current

Trade Creditors and accruals	7,177,938	2,999,963	132,643	182,511
Directors and Director related entities	25,000	31,250	25,000	31,250
Advances from subsidiaries	-	-	917,316	1,016,615
	7,202,938	3,031,213	1,074,959	1,230,376

The Directors consider the carrying amount of payables reflect their fair values.

15 - PROVISIONS

Current

Employee benefits	220,245	184,934	220,245	184,934
Aggregate Employee Benefits	220,245	184,934	220,245	184,934
Number of employees	6	4	6	4

16 - INTERESTS IN JOINT VENTURES

PROPERTY	OPERATOR	CUE INTEREST (%)	GROSS AREA (KM²)	NET AREA (KM²)	PERMIT EXPIRY DATE
Petroleum Exploration Properties					
Bass Basin - Tasmania					
T/37P	Cue Energy Resources Limited	50	2,629	1,315	08/12/2010
T/38P	Cue Energy Resources Limited	50	2,618	1,309	08/12/2010
Carnarvon Basin – Western Australia					
EP363	Apache Northwest Pty Ltd	10 option	322	32	11/08/2007
WA-359-P	Cue Energy Resources Limited	50	1,218	609	31/01/2011
WA-360-P	Cue Energy Resources Limited	50	1,215	608	31/01/2011
WA-361-P	Cue Energy Resources Limited	50	1,216	608	31/01/2011
Timor Sea					
AC/P20	Coogee Resources Limited	20	420	84	Application submitted for Retention Licence
New Zealand					
PMP 38160	OMV New Zealand Limited	5	430	21.5	02/12/2027
Papua New Guinea					
PRL 9	Barracuda Pty Ltd	14.894	596	89.1	17/12/2007
PRL 8	Oil Search Ltd	10.72	512	54.9	17/12/2007
PPL 190	Oil Search Ltd	10.947	1,866	196.6	Application submitted for license extension
Madura - Indonesia					
Sampang PSC*	Santos (Sampang) Pty Ltd	*15 (8.181818 Jeruk field)	2,006	300.9	04/12/2027

* Pursuant to the terms of the PSC, Petrogas could acquire 1/10 of this undivided interest, subject to reimbursement of all past costs. This acquisition has not been completed.

Petroleum Production and Exploration Properties

PROPERTY	OPERATOR	CUE INTEREST (%)	GROSS AREA (KM²)	NET AREA (KM²)	PERMIT EXPIRY DATE
Papua New Guinea					
PDL 3	Barracuda Pty Ltd	5.568892	85	4.7	23/12/2021



	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$	$	$	$

16 - INTERESTS IN JOINT VENTURES (Cont)

The share of assets and liabilities of the joint ventures attributed to the Group have been included under the relevant headings:

	2006 $	2005 $	2006 $	2005 $
Non Current Assets:				
Exploration and Evaluation Expenditure (Note 12)	75,397,867	51,535,439	-	-
Production Properties (Note 13)	4,625,760	4,760,315	-	-
Net Assets employed in the Joint Ventures	80,023,627	56,295,754	-	-

17 - EVENTS SUBSEQUENT TO BALANCE DATE

Subsequent to the end of the financial year:

i) the Indonesian authorities required that the Oyong production vessel contract be re-tendered;

ii) the Company has been awarded a 100% interest in WA-389-P in the northern Carnarvon Basin, Western Australia;

iii) the Wortel 1 exploration well was drilled in the Sampang PSC Indonesia, 7km to the west of Oyong. The well encountered a 141m gross gas column.

Apart from these events, the Directors are not aware of any matter or circumstance since the end of the financial year, not otherwise dealt with in this report or group financial statements that has significantly or may significantly affect the operations of Cue Energy Resources Limited, the results of those operations or the state of affairs of the Company or Group.

18 - COMMITMENTS FOR EXPENDITURE

In order to maintain current rights of tenure to petroleum exploration tenements, the Group has discretionary exploration expenditure requirements up until expiry of the primary term of the tenements. These requirements, which are subject to renegotiation and are not provided for in the financial statements, are payable as follows:

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$	$	$	$
Not later than one year	1,980,000	484,206	-	-
Later than one year but not later than 2 years	8,650,000	750,000	-	-
Later than 2 years but not later than 5 years	-	4,250,000	-	-
Later than 5 years	-	-	-	-
	10,630,000	5,484,206	-	-

If the economic entity decides to relinquish certain tenements and/or does not meet these obligations, assets recognised in the balance sheet may require review in order to determine the appropriateness of carrying values. The sale, transfer or farm-out of exploration rights to third parties could potentially reduce or extinguish these obligations.

All commitments relate to Joint Venture projects.

19 - FINANCIAL INSTRUMENTS

The Group is subject to a number of financial risks that arise as a result of its exploration and production and borrowing activities.

To manage and limit the effects of financial risks the Board of Directors has approved the use of various financial instruments. The policies approved and financial instruments being utilised at balance date are outlined below.

(a) Credit Risk

Financial assets that potentially subject the Group and Parent Company to concentrations of credit risk consist principally of cash and receivables. The Parent Company and Group's cash equivalents are placed with high credit quality financial institutions. Trade receivables are presented net of any allowance for estimated doubtful receivables. Accordingly the Directors believe the Group has no significant concentration of credit risk.

(b) Fair Values

The carrying amount of cash and bank balances reflect their fair values.

Information on the fair values of all other financial instruments recognised in the financial statements is included in the relevant notes to the financial statements.

(c) Interest Rate Risk

Interest rate risk is confined to movements in interest rates for funds on deposit with financial institutions.

	Floating Interest Rate	Fixed Interest Maturing In		Non-Interest Bearing	Total	Average Interest Rate %
		1 Year or Less	1 -5 Years			
	$	$	$	$	$	
Consolidated 2006						
Other Financial Assets	-	-	-	582,038	582,038	-
Cash	29,902,659	-	-	-	29,902,659	4.75
Receivables	-	-	-	1,069,041	1,069,041	-
Other Financial Liabilities	-	-	-	(1,687,049)	(1,687,049)	-
Payable - current	-	-	-	(7,202,938)	(7,202,938)	-
Consolidated 2005						
Other Financial Assets	-	-	-	357,117	357,117	-
Cash	25,036,031	-	-	-	25,036,031	4.78
Receivables	-	-	-	389,863	389,863	-
Other Financial Liabilities	-	-	-	(536,378)	(536,378)	-
Payable - current	-	-	-	(3,031,213)	(3,031,213)	-

The fair value of recognised financial instruments equates to the net carrying amount shown above.



19 - FINANCIAL INSTRUMENTS (Cont)

(d) Foreign Exchange Risk

The Group is subject to foreign exchange rate risk on its international exploration and appraisal activities where costs are incurred in foreign currencies, in particular United States dollars.

The Board approved the policy of holding certain funds in United States dollars to manage foreign exchange risk.

(e) Commodity Price Risk

The Group is involved in oil and gas exploration and appraisal and since April 1998 has received revenue from the sale of hydrocarbons. Exposure to commodity price risk is therefore limited to this production and from successful exploration and appraisal activities the quantum of which at this stage cannot be measured. No hedging arrangements have been made.

	2006	2005
20 - EARNINGS PER SHARE		
Basic earnings per share	$0.0041	$0.0029
Diluted earnings per share	$0.0041	$0.0029
Net profit after tax	2,166,776	959,378
Weighted average number of ordinary shares outstanding during the year (adjusted for ordinary shares issued during the year) used in the calculation of basic and diluted earnings per share	523,819,373	378,646,738

Information Concerning the Classification of Securities

(a) All outstanding Options are considered to be potential ordinary shares and have been included in the determination of diluted earnings per share. However diluted earnings per share is not materially different from basic earnings per share. The options have not been included in the determination of basic earnings per share. Details relating to the options are set out in Note 6(b).

(b) Since the end of the financial year there have been no conversions to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of these financial statements.



21- FINANCIAL REPORTING BY SEGMENTS

Geographic segments

2006	INDONESIA $	PNG $	NZ $	AUSTRALIA $	TOTAL $
Revenue	-	8,396,121	-	1,358,510	9,754,631
Result before tax	-	5,148,172	-	(559,822)	4,588,350
Income tax	-	(2,421,574)	-	-	(2,421,574)
Result after tax	-	2,726,598	-	(559,822)	2,166,776
Capital expenditure	21,539,857	1,271,392	1,888,949	406,487	25,106,685
Depreciation and amortisation	-	1,494,361	-	16,240	1,510,601
Receivables	580,465	382,276	-	106,300	1,069,041
Property, plant & equipment	-	-	-	84,451	84,451
Production properties	-	4,625,760	-	-	4,625,760
Exploration and evaluation expenditure	60,933,075	5,558,015	8,445,374	461,403	75,397,867
Total Assets	61,513,540	10,566,717	8,445,374	31,136,185	111,661,816
Total Liabilities	6,603,708	1,781,851	126,539	377,889	8,889,987
2005					
Revenue	-	6,010,137	-	529,423	6,539,560
Result before tax	-	3,092,280	-	(1,368,425)	1,723,855
Income tax	-	(764,477)	-	-	(764,477)
Result after tax	-	2,327,803	-	(1,368,425)	959,378
Capital expenditure	20,280,544	1,590,144	6,556,425	97,518	28,524,631
Depreciation and amortisation	-	2,180,929	-	7,791	2,188,720
Receivables	-	306,364	-	83,499	389,863
Property, plant & equipment	-	-	-	19,267	19,267
Production properties	-	4,760,315	-	-	4,760,315
Exploration and evaluation expenditure	39,393,218	5,446,428	6,556,425	139,368	51,535,439
Total Assets	39,393,218	10,513,982	6,641,806	25,549,026	82,098,032
Total Liabilities	-	351,444	-	3,216,147	3,567,591

Business Segments

The consolidated entity operates in the one business segment of petroleum exploration, development and production.

22 - DIRECTOR AND EXECUTIVE DISCLOSURES

The following were Directors of Cue Energy Resources Limited during the financial year:

Chairman

R.G. Tweedie (Non-Executive)

Non-Executive Directors

E.G. Albers
K. Hoolihan
L. Musca

Key Management Personnel

Executives (other than Directors with the authority for strategic direction and management).

The following were the Executives with the authority for the strategic direction and management of the Company.

Name	Position
R.J. Coppin	Chief Executive Officer
A.M. Knox	Company Secretary and Chief Financial Officer

Remuneration

Refer to the Remuneration Report section of the Directors' Report for details on remuneration disclosures.

Options holdings

The number of options of ordinary shares in the Company held during the financial year by each Director of Cue Energy Resources Limited and each of the specified Executives including their personally related entities are set out below:

	Balance at start of year	Granted during year as remuneration	Exercised during year	Expired during year	Balance at end of year	Vested and exercisable at end of year
Directors						
R.G. Tweedie	-	-	-	-	-	-
E.G. Albers	-	-	-	-	-	-
K. Hoolihan	-	-	-	-	-	-
L. Musca	-	-	-	-	-	-
Executives						
R.J. Coppin	1,000,000	500,000	-	(500,000)	1,000,000	1,000,000
A.M. Knox	1,000,000	500,000	-	(500,000)	1,000,000	1,000,000

Details of Options

No. of Options	Exercise Price	Grant Date	Price of Share at Grant Date	Expiry Date	Dividend Yield	Est Volatility %	Risk Free Interest Rate%	Value $
1,000,000	35 cents	02/05/05	23.4 cents	02/05/07	0	73	5.1	69,500
1,000,000	35 cents	01/06/06	21.5 cents	01/06/08	0	27	6	9,000

Options issued have been valued using the Black Scholes method and are not based on Company performance, but industry practice. Estimated volatility is based on share price over the preceding 12 months. There are no further conditions attached to the options.

22 - DIRECTOR AND EXECUTIVE DISCLOSURES (Cont)

Shareholdings

	Balance at start of year	Acquired during year on exercise of options	Purchases	Sales	Balance at end of year
Directors					
R.G. Tweedie	1,890,040	-	103,430	-	1,993,470
E.G. Albers	43,302,890	-	124,863	-	43,427,753
K. Hoolihan	1,365,586	-	103,430	-	1,469,016
L. Musca	12,043,479	-	103,430	-	12,146,909
Executives					
R.J. Coppin	1,500,000	-	-	-	1,500,000
A.M. Knox	2,563,583	-	83,833	(1,053,583)	1,593,833

23 - RELATED PARTY INFORMATION

Related party transactions and balances.

Members of the Board of Directors

The Directors in office during the year were L. Musca, R. Tweedie, K. Hoolihan and E.G. Albers.

During the year Directors' fees for the parent company of $200,000 were paid (2005: $200,000) [Note 22]. Included in this amount are cash payments of $50,000 on behalf of two Directors ($25,000 each), to Todd Petroleum Mining Company Limited, of which two Directors are associated, and $25,000 (2005: $25,000) to Leon Nominees Pty Ltd of which one Director is associated.

The Company is in joint ventures with Exoil Limited and Gascorp Australia Ltd, companies associated with a Director, E.G. Albers, for three and two Australian exploration permits respectively.

The permits with Exoil Limited are T/37P, T/38P, WA-359-P and with Gascorp Australia Ltd, WA-360-P and WA-361-P. All permits are held on a 50:50 basis. Cue is the operator of all the permits. Refer Notes 12 and 16 for further details. Management fees received on these licences were $122,943 (2005: nil).

The joint venture arrangements are on commercial terms.

During the year the Company made a renounceable pro-rata entitlement offer to shareholders that was fully underwritten on commercial terms by Todd Petroleum Mining Company Limited, a company associated with Cue Directors' Mr R Tweedie and Mr K Hoolihan. Underwriting fees were paid of $1,151,772 (2005: $660,710).



Subsidiaries

Details of subsidiary companies are shown in Note 11. The realisable value of advances to subsidiaries and amounts owed to subsidiaries are shown in Notes 7, 9 and 14. Provision has been made by the parent company for possible non-recovery of loans to subsidiaries of $22,380,736 (2005: $22,380,736).

Repayment of amounts owing to the Company at 30 June 2006 and all future debts due to the Company, by the subsidiaries are subordinated in favour of all other creditors. Cue Energy has agreed to provide sufficient financial assistance to the subsidiaries as and when it is needed to enable the subsidiaries to continue operations.

The parent company provides management, administration and accounting services to the subsidiaries. A management fee of $580,000 (2005: $580,000) and interest of $531,449 (2005: $517,463) was charged respectively by the parent company to Cue PNG Oil Company Pty Ltd.

Further management fees of $1,730,000 (2005: $50,000) were charged by the parent to other subsidiaries.

	CONSOLIDATED		PARENT	
	2006	2005	2006	2005
	$	$	$	$

24 - NOTE TO CASH FLOW STATEMENT

(a) Reconciliation of operating profit / (loss) to net cashflows from operating activities:

	2006	2005	2006	2005
Reported profit / (loss) after tax	2,166,776	959,378	2,281,627	1,061,089
Impact of changes in working capital items				
Decrease/(increase) in receivables	(98,713)	(179,513)	(22,801)	(73,958)
Increase/(decrease) in payables	1,240,355	(191,190)	(20,807)	60,339
Items not involving cash flows				
Depreciation	16,240	7,791	16,240	7,791
Amortisation	1,494,361	2,180,929	-	-
Management Fee	-	-	(2,310,000)	(630,000)
Employee benefits	13,500	164,391	13,500	164,391
Finance Fee	-	-	(531,449)	(517,463)
Dividend from subsidiary	-	-	-	(1,282,051)
Net loss on foreign currency conversion	(442,675)	243,139	(442,675)	243,139
Write down/(up) value of investments	18,692	17,512	18,692	17,512
Deferred tax liabilities	-	328,876	-	-
Net cash flows from operating activities	**4,408,536**	**3,531,313**	**(997,673)**	**(949,211)**

(b) Cash comprises cash balances held within Australia and overseas:

	2006	2005	2006	2005
Australia	29,901,993	24,949,776	29,901,993	24,949,776
New Zealand	-	85,381	-	85,381
Papua New Guinea	666	874	666	874
Cash and bank balances	29,902,659	25,036,031	29,902,659	25,036,031
Cash flow statement cash balance	**29,902,659**	**25,036,031**	**29,902,659**	**25,036,031**

25 - EXPLANATION OF TRANSITION TO AIFRSs

As stated in Note 1, these are the Company's and the consolidated entity's first financial statements prepared in accordance with new Australian Standards – AIFRSs.

The policies set out in Note 1 have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information in these financial statements for the year ended 30 June 2005, and in the preparation of an opening AIFRS balance sheet at 1 July 2004 (the date of transition).

In preparing its opening AIFRS balance sheet, the Company and consolidated entity have adjusted amounts reported previously in financial statements prepared in accordance with its old basis of accounting (previous GAAP). An explanation of how the transition from previous GAAP to AIFRSs has affected the consolidated entity's / the Company's financial position, financial performance and cash flows is set out in the following tables and the notes that accompany the tables.



NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS (CONT)

	Note	Consolidated Income Statement for the year ended 30 June 2005 Previous GAAP $	Effect of Change $	AIFRS $
25 - EXPLANATION OF TRANSITION TO AIFRSs (Cont)				
Operating Revenue		6,539,560	-	6,539,560
Operating Expenses	(i)	(4,676,705)	(139,000)	(4,815,705)
Operating profit/(loss) before income tax		1,862,855	(139,000)	1,723,855
Income tax expense		(764,477)	-	(764,477)
Net profit/(loss) attributable to parent shareholders		1,098,378	(139,000)	959,378

	Note	Parent Income Statement for the year ended 30 June 2005 Previous GAAP $	Effect of Change $	AIFRS $
25 - EXPLANATION OF TRANSITION TO AIFRSs (Cont)				
Operating Revenue		2,958,937	-	2,958,937
Operating Expenses	(i)	(1,758,848)	(139,000)	(1,897,848)
Operating profit/(loss) before income tax		1,200,089	(139,000)	1,061,089
Income tax expense		-	-	-
Net profit/(loss) attributable to parent shareholders		1,200,089	(139,000)	1,061,089

	Note	Previous GAAP $	Effect of Change $	AIFRS $
		Consolidated Balance Sheet as at 30 June 2005		

25 - EXPLANATION OF TRANSITION TO AIFRSs (Cont)

	Note	Previous GAAP $	Effect of Change $	AIFRS $
Current Assets				
Cash and cash equivalents		25,036,031	-	25,036,031
Receivables		389,863	-	389,863
Total Current Assets		25,425,894	-	25,425,894
Non Current Assets				
Property, plant and equipment		19,267	-	19,267
Other financial assets		357,117	-	357,117
Exploration and evaluation expenditure		51,535,439	-	51,535,439
Production properties		4,760,315	-	4,760,315
Total Non Current Assets		56,672,138	-	56,672,138
Total Assets		**82,098,032**	**-**	**82,098,032**
Current Liabilities				
Payables		3,031,213	-	3,031,213
Tax liabilities		22,568	-	22,568
Provisions		184,934	-	184,934
Total Current Liabilities		3,238,715	-	3,238,715
Non Current Liabilities				
Deferred tax liabilities		328,876	-	328,876
Total Non Current Liabilities		328,876	-	328,876
Total Liabilities		**3,567,591**	**-**	**3,567,591**
Net Assets		**78,530,441**	**-**	**78,530,441**
Equity				
Issued capital	(i)	119,482,484	139,000	119,621,484
Reserves		154,128	-	154,128
Accumulated losses	(i)	(41,106,171)	(139,000)	(41,245,171)
Total Equity		**78,530,441**	**-**	**78,530,441**

Parent Balance Sheet as at 30 June 2005

	Note	Previous GAAP 2005 $	Effect of Change 2005 $	AIFRS 2005 $
25 - EXPLANATION OF TRANSITION TO AIFRSs (Cont)				
Current Assets				
Cash assets		25,036,031	-	25,036,031
Receivables		83,499	-	83,499
Total Current Assets		25,119,530	-	25,119,530
Non Current Assets				
Receivables	(ii)	49,456,137	(43,865,812)	5,590,325
Property, plant and equipment		19,267	-	19,267
Other financial assets	(ii)	942,395	43,865,812	44,808,207
Total Non Current Assets		50,417,799	-	50,417,799
Total Assets		**75,537,329**	**-**	**75,537,329**
Current Liabilities				
Payables		1,230,376	-	1,230,376
Provisions		184,934	-	184,934
Total Current Liabilities		1,415,310	-	1,415,310
Total Liabilities		**1,415,310**	**-**	**1,415,310**
Net Assets		**74,122,019**	**-**	**74,122,019**
Shareholders' Equity				
Share capital	(i)	119,482,484	139,000	119,621,484
Reserves		154,128	-	154,128
Accumulated losses	(i)	(45,514,593)	(139,000)	(45,653,593)
Total Shareholders' Equity		**74,122,019**	**-**	**74,122,019**



		Parent Balance Sheet as at 1 July 2004		
	Note	Previous GAAP 2004 $	Effect of Change 2004 $	AIFRS 2004 $

25 - EXPLANATION OF TRANSITION TO AIFRSs (Cont)

	Note	Previous GAAP 2004 $	Effect of Change 2004 $	AIFRS 2004 $
Current Assets				
Cash assets		4,284,080	-	4,284,080
Receivables		9,542	-	9,542
Total Current Assets		4,293,622	-	4,293,622
Non Current Assets				
Receivables	(ii)	25,710,270	(18,242,801)	7,467,469
Property, plant and equipment		24,207	-	24,207
Other financial assets	(ii)	985,394	18,242,801	19,228,195
Total Non Current Assets		26,719,871	-	26,719,871
Total Assets		**31,013,493**	**-**	**31,013,493**
Current Liabilities				
Payables		1,230,487	-	1,230,487
Provisions		159,543	-	159,543
Total Current Liabilities		1,390,030	-	1,390,030
Total Liabilities		**1,390,030**	**-**	**1,390,030**
Net Assets		**29,623,463**	**-**	**29,623,463**
Shareholders' Equity				
Share capital	(i)	76,158,530	-	76,158,530
Reserves		179,615	-	179,615
Accumulated losses	(i)	(46,714,682)	-	(46,714,682)
Total Shareholders' Equity		**29,623,463**	**-**	**29,623,463**

Notes to the reconciliation of equity and profit

(i) Equity based compensation in the form of share options is recognised as expenses in the periods during which the employee provides related services under AASB 2 "Share-based Payment". Under previous GAAP, the consolidated entity did not account for equity settled share based payments.

The effect in the consolidated entity and Company of accounting for equity-settled share-based payment transactions at fair value is to increase administration expenses by $139,000 for the year ended 30 June 2005 and increase accumulated losses by $139,000.

(ii) Certain loan advances by the parent entity to subsidiaries are long term and non-interest bearing. These advances have been re-classified as Other Financial Assets and are measured at cost less any provision for non-recovery.

(iii) The adoption of AIFRS has not resulted in any material adjustments to the Cash Flow Statements.

INDEPENDENT AUDIT REPORT



PKF

Chartered Accountants
& Business Advisers

**INDEPENDENT AUDIT REPORT
TO MEMBERS OF CUE ENERGY RESOURCES LTD**

Scope

The Financial Report and Directors' Responsibility

The financial report comprises the Balance Sheet, Income Statement, Statement of Changes in Equity, Cash Flow Statement, accompanying Notes to the Financial Statements, and the Directors' Declaration for Cue Energy Resources Limited (the company) and its controlled entities (the economic entity) for the year ended 30 June 2006. The economic entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit Approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the Corporations Act 2001, including compliance with Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

(a) examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
(b) assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Audit Opinion

In our opinion, the financial report of Cue Energy Resources Ltd is in accordance with:

(a) the Corporations Act 2001, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006, and of their performance for the year ended on that date, and
  (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory financial reporting requirements in Australia.

PKF
Chartered Accountants

M L Port
Partner

28 September 2006
Melbourne

Tel: +61 3 9603 1700 | Fax: +61 3 9602 3670 | www.pkf.com.au
Victorian Partnership | ABN 58 527 914 423
Level 11, CGU Tower | 485 La Trobe Street | Melbourne | Victoria 3000 | Australia
GPO Box 5099 | Melbourne | Victoria 3001

SHAREHOLDER INFORMATION

1) Spread of Shareholdings

Spread of Holdings of quoted shares of no par value in the Company as at 2nd of October 2006.

Number Held	Ordinary
1 - 1,000	144
1,001 - 5,000	892
5,001 - 10,000	994
10,001 - 100,000	3647
Over 100,000	686
Total	6,363

2) Unmarketable Parcels

The number of shareholders holding less than a marketable parcel as at 2nd of October 2006 is 631.

3) Substantial Shareholders

The names and holdings of substantial shareholders in the Company as at 2nd of October 2006:

	Quoted Shares Fully Paid
Todd Petroleum Mining Company Limited	135,919,429
Octanex NL	36,380,140

4) Voting Rights

At meeting of members or classes of members:

(a) each member entitled to vote may vote in person or by proxy, attorney or representative;

(b) on a show of hands, every person present who is a member or a proxy, attorney or representative of a member has one vote; and

(c) on a poll, every person present who is a member or a proxy, attorney or representative of a member has:

(i) for each fully paid share held by that person, or in respect of which that person is appointed a proxy, attorney or representative, one vote for the share;

(ii) for each partly paid share, only the fraction of one vote which the amount paid (not credited) on the share bears to the total amounts paid and payable on the share (excluding amounts credited).

Subject to any rights or restrictions attached to any shares or class or classes of shares.



5) Registered Top 20 Shareholders

The registered names and holdings of the 20 largest holdings of quoted ordinary shares in the Company as at 2nd of October 2006.

1	Todd Petroleum Mining Company Limited	135,919,429	21.63%
2	Octanex NL	36,380,140	5.79%
3	Todd Tasman Oil Ltd	21,600,000	3.44%
4	ANZ Nominees Limited	13,386,711	2.13%
5	National Nominees Limited	10,190,953	1.62%
6	Portfolio Securities	10,000,000	1.59%
7	Westpac Custodian Nominees Limited	9,234,428	1.47%
8	JP Morgan Nominees Australia Limited	9,142,992	1.46%
9	Berne No 132 Nominees Pty Ltd	8,764,110	1.40%
10	Independent Asset Management Pty Limited	6,000,000	0.96%
11	Ernest Geoffrey Albers	5,302,140	0.84%
12	Citicorp Nominees Pty Limited	5,253,785	0.84%
13	DSB Vickers Securities (Singapore) Pte Ltd	4,350,000	0.69%
14	Bronwyn Beder & Colin MacEwan	4,000,000	0.64%
15	BRC Australia Pty Ltd	3,325,000	0.53%
16	Trust Company of Australia Ltd	3,230,000	0.51%
17	Cogent Nominees Pty Limited	2,614,000	0.42%
18	York House Pty Ltd	2,476,700	0.39%
19	Mirek Haas Pty Ltd	2,200,000	0.35%
20	Starwide Investments Pty Ltd	2,000,000	0.32%

6) Holders

The number of holders of each class of equity securities as at 2nd of October 2006 was:-

Class of Security	Number
Ordinary Fully Paid Shares	6,363
Unlisted Options	3

7) Vendor Securities

There are no restricted securities on issue as at 2nd of October 2006.

8) Unquoted Securities

20 largest holders of Unlisted Options as at 2nd of October 2006.

Name	Number of Unlisted Options Held Expiring 02/05/07	% Held of Total Issued Unlisted Options	Number of Unlisted Options Held Expiring 01/06/08	% Held of Total Issued Unlisted Options
R.J. Coppin	500,000	50%	500,000	33.3%
A.M. Knox	500,000	50%	500,000	33.3%
C. Kernick	-	-	500,000	33.3%
	1,000,000	100%	1,500,000	100%

CORPORATE DIRECTORY

DIRECTORS
R.G. Tweedie LL.B - Chairman
L. Musca LLB
K. Hoolihan MSc(Hons)
E.G. Albers LL.B

CHIEF EXECUTIVE OFFICER
R.J. Coppin BSc (Hons)

REGISTERED OFFICE

AUSTRALIA
Level 21, 114 William Street
Melbourne Victoria 3000
Telephone: 61 3 9670 8668
Facsimile: 61 3 9670 8661
E-mail: mail@cuenrg.com.au

STOCK EXCHANGE LISTINGS

AUSTRALIA
Australian Stock Exchange (ASX)
Level 3, 530 Collins Street
Melbourne Victoria 3000 Australia
ASX Code: CUE
Telephone: 61 3 9617 8611

PAPUA NEW GUINEA
Port Moresby Stock Exchange (POMSoX)
Level 4, Defens Haus
Cnr of Champion Parade and Hunter Street
PO Box 1531
Port Moresby, NCD
Papua New Guinea
POMSoX Code: CUE
Telephone: 675 320 1980
Facsimile: 675 320 1981

SOLICITORS
Allens Arthur Robinson
Level 33
530 Collins Street
Melbourne Victoria 3000
Australia

Bell Gully
IBM Centre
171 Featherston Street
Wellington New Zealand

AUDITORS
PKF
Level 11, CGU Tower
485 La Trobe Street
Melbourne Victoria 3000 Australia

BANKERS
National Australia Bank Limited
Level 2, 330 Collins Street
Melbourne Victoria 3000 Australia

ANZ Banking Group Limited
91 William Street
Melbourne Victoria 3000 Australia

Investec Bank (Australia) Limited
Level 31, The Chifley Tower
2 Chifley Square
Sydney NSW 2000 Australia

OCBC Limited
Level 2, 75 Castlereagh Street
Sydney NSW 2000 Australia

SHARE REGISTRY

AUSTRALIA
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067Australia
General enquiries: 1300 850 505
Overseas holders: +61 3 9415 4000
Facsimile: 61 3 9473 2500
Website: www.computershare.com
Email: web.queries@computershare.com.au

PAPUA NEW GUINEA
Computershare Investor Services Pty Limited
C/- Kina Securities
Level 2, Deloitte Tower
Douglas Street
(PO Box 1141)
Port Moresby Papua New Guinea
Tel: (675) 308 3888
Fax: (675) 308 3899

Cue Energy Resources Limited

ABN 45 066 383 971

Level 21, 114 William Street
Melbourne Victoria 3000
Telephone: +61 3 9670 8668
Facsimile: + 61 3 9670 8661
Web Site: www.cuenrg.com.au
E-mail: mail@cuenrg.com.au